UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific (“Boston”), today announced two-year follow-up data from Boston’s TAXUS II paclitaxel-eluting stent system clinical trial. The results provided two-year clinical outcomes, as well as the largest, long-term prospective quantitative coronary angiography (QCA) and intravascular ultrasound (IVUS) follow-up data of any drug-eluting stent trial to date. The data demonstrated that the safety and efficacy benefits associated with the TAXUS stent system were maintained at two years.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  September 29, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday, September 29, 2004

BOSTON SCIENTIFIC ANNOUNCES TWO-YEAR FOLLOW-UP DATA FROM

TAXUS II CLINICAL TRIAL

Safety and efficacy of TAXUS maintained at two years

VANCOUVER, BC and WASHINGTON, DC, September 29, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“Boston”), today announced two-year follow-up data from Boston’s TAXUS II paclitaxel-eluting stent system clinical trial. The results provided two-year clinical outcomes, as well as the largest, long-term prospective quantitative coronary angiography (QCA) and intravascular ultrasound (IVUS) follow-up data of any drug-eluting stent trial to date. The data demonstrated that the safety and efficacy benefits associated with the TAXUS stent system were maintained at two years. Boston Scientific made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

“The two-year data from TAXUS II clearly demonstrate the sustained safety and effectiveness of the TAXUS paclitaxel-eluting stent system in the treatment of de novo coronary artery disease,” said Professor Antonio Colombo, M.D., Columbus Hospital and San Rafaelle Hospital in Milan, the trial’s Principal Investigator. “This data indicates that TAXUS stents may prevent – rather than merely delay – in-stent restenosis. The large patient cohorts and long-term angiographic and IVUS data provide an especially rich source of information on the excellent performance of the TAXUS system.”

Efficacy

Boston states that the study’s results indicate a continued significant difference for both the slow- and moderate-release formulation cohorts in target lesion revascularization (retreatment rate, or TLR) as compared to the combined control group. The study reported a TLR rate of 5.5 percent (7/127) for the slow-release formulation cohort and 3.9 percent (5/127) for the moderate-release formulation cohort, as compared with 15.5 percent (41/264) for the combined control group. This included eight new TLR events (percutaneous coronary intervention, or PCI) between one and two years in the combined control group compared to one new event in the slow-release formulation group and no new events in the moderate-release formulation group.

The TAXUS II two-year follow-up included the largest prospective angiographic and IVUS two-year sub-study population (210 patients) in interventional cardiology, as reported by Boston. Angiographic data demonstrated stable late loss out to two years with sustained statistical benefit over the control group. The benefit in percent net volume obstruction as the primary endpoint at six months was also maintained out to two years, as demonstrated by the IVUS sub-study data.

Safety

Boston reports that the two-year results for TAXUS II support long-term safety, as incidences of aneurysms, incomplete apposition (separation of the stent from the vessel wall) and stent thromboses were all low and comparable to control rates. No new aneurysms were seen at two years. Incidence of incomplete apposition was 8.7 percent for the slow-release formulation cohort and 6.5 percent for the moderate-release formulation cohort, versus 9.0 percent for the combined control group, as stated by Boston.

TAXUS II is a 536-patient, 15-country, randomized, double-blind, controlled study of the safety and efficacy of a TAXUS paclitaxel-eluting coronary stent, in which two sequential cohorts of patients with standard risk, de novo coronary artery lesions were treated with two different dose formulations: slow-release (SR) and moderate-release (MR). The study met its primary endpoint – six-month, percent in-stent volume obstruction as assessed by IVUS – in results announced in September 2002. In March 2003, Boston Scientific announced one-year follow-up data from TAXUS II, which supported safety and efficacy.  In May 2003, Boston announced additional results related to higher-risk patient subgroups, including diabetics and patients with longer lesions and smaller vessels, demonstrating that the reduction in target lesion revascularization (TLR) events for the TAXUS II subgroups at one year was equal to or better than that of the general study population. It also announced data in May 2003 demonstrating excellent performance by the TAXUS stent at six months with respect to vascular healing, incomplete apposition and edge effect following detailed IVUS analysis. Boston has commercialized the slow-release formulation; the moderate-release formulation is not available for commercial distribution.

At two years, patients returned for clinical follow-up and approximately 50 percent of patients were enrolled in a special angiographic and IVUS sub-study to better ascertain the longevity of the safety and efficacy outcomes seen at six months. Clinical follow-up in TAXUS II included 96 percent of the patients enrolled at two years (512/536). The follow-up rate for angiographic IVUS examinations was 231/536, resulting in different “denominators” for the follow-up subgroups.

Boston Scientific has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12